

May 13, 2016

<u>**Via E-Mail**</u>
Alexandra D. Korry, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

> **Re:** **Ruckus Wireless, Inc.**
> **Amended Schedule 14D-9 filed May 11, 2016**
> **SEC File No. 005-87216**

Dear Ms. Korry:

We have reviewed your filing and have the following comment.

<u>Amended Schedule 14D-9</u>

<u>Certain Financial Forecasts, page 43</u>

1.   We note your response to prior comment 2 and we reissue the comment.

- We note that your forecast period begins in 2016. Please tell us whether you are able to estimate comparable GAAP measures with reasonable reliability for any of the earlier periods in your forecasts; if so, please revise the disclosure accordingly.
- We also note that on page 44 of your disclosure, you include the language "Adjusted EBITDA, a non-GAAP financial measure which the Company reconciles to net income (loss)…" in footnote 2. Tell us whether you are able to provide this reconciliation.
- We also note that the adopting release for Regulation G stated the following: "If the GAAP financial measure is not accessible on a forward-looking basis, the registrant must disclose that fact and provide reconciling information that is available without unreasonable effort. Furthermore, the registrant must identify information that is unavailable and disclose its probable significance." In this respect, your response or disclosure does not appear to explain the "probable significance" of stock-based compensation. Also, it is unclear whether the items referenced in your response are the <u>only</u> items that would appear in the reconciliation. If there are other reconciling items, they should be quantified and disclosed.
- Your response refers to your inability to speculate on future events to a significant extent. Thus, explain your underlying assumptions and how you

were able to forecast operating results given this inability to speculate on future events.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions